February 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Maryse Mills-Apenteng

Re:	Goldenbridge Acquisition Limited
Registration Statement on Form S-1
Filed September 8, 2020, as amended
File No. 333-248662

Dear Ms. Mills-Apenteng,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Goldenbridge Acquisition Limited that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. ET on Monday, March 1, 2021, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 545 copies of the Preliminary Prospectuses dated February 22, 2021 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MAXIM GROUP LLC

By:  /s/ Clifford A. Teller
Name: Clifford A. Teller
Title:   Executive Managing Director & Head of Investment Banking